SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.     Appendix 4E for the Year Ended 30 June 2012

Appendix 4E for the Year Ended 30 June 2012

Results for announcement to the market

Current Reporting Period - Year Ended 30 June 2012

Previous Reporting Period - Year Ended 30 June 2011

Revenue from ordinary activities	up	19.55%	to	$186,664

Loss from ordinary activities after tax attributable to members	up	18.50%	to	($5,241,544)

Net loss for the period attributable to members	up	18.50%	to	($5,241,544)

Dividends (distribution)	Amount per Security	Franked Amount per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)
As at 30 June 2012	1.89
As at 30 June 2011	2.52

Record date for determining entitlements to the dividend,
(in the case of a trust, distribution)	n/a

Explanation of the above information:

Prana Biotechnology Limited recorded revenue of A$186,664 for the year ended 30 June 2012 (2011: A$156,135), which is interest received on company bank accounts.

Prana Biotechnology Limited has incurred a loss for the year of A$5,241,544 (2011: A$6,431,185). This loss has decreased due to an increase in other income recognised under an Australian Government tax incentive scheme introduced 1 July 2011.

Refer to the Directors' Report - Review of Operations for further information.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 1 of 11

Appendix 4E

Preliminary Financial Report

for the year ended

30 June 2012

(and previous corresponding period: year ended 30 June 2011)

In compliance with Listing Rule 4.3A

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 2 of 11

DIRECTORS' REPORT

Your Directors present their report on the consolidated entity consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2012.

DIRECTORS

The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Dr George Mihaly	Non-Executive Independent Director
Mr Brian Meltzer	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan*	Non-Executive Independent Director (Appointed 8 August 2011)

*Mr Lawrence Gozlan was appointed as a director on 8 August 2011 and remains in office to the date of this report.

RESULTS AND REVIEW OF OPERATIONS

Results

The Company reported a loss for the year of A$5,241,544 (2011: A$6,431,185). The loss is after fully expensing all research and development costs.

Review of Operations

Detailed below is an update on the status of the Company's development projects and overall operations for the year ended 30 June 2012.

The Company's 30 June 2011 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Key Events Summary -

>	In August 2011, we announced that The Michael J. Fox Foundation (MJFF) had provided a grant to support the pre-clinical characterization of our Parkinson’s Disease (PD) compound, PBT434. The program entitled, ‘PBT434, a novel neuroprotective drug for Parkinson’s disease; completion of pre-clinical studies to enable human clinical trials’ is part of MJFF’s 2011 Pipeline Program to support its Therapeutic Development Initiative and is awarded after a highly competitive, peer reviewed process. The grant supports a spectrum of assays and testing to help characterize the safety and suitability of PBT434 for human trials. The therapeutic strategy for PBT434 is to preserve the specific neurons that perish in PD, resulting in loss of the neurotransmitter dopamine that is responsible for controlling motor function. In animal modeling it has been shown that these critical neurons, the substantia nigra are not only preserved when treated with PBT434, that motor coordination is also significantly improved without the need to supplement with dopamine. Prana is working closely with the MJFF in the research program to assess the potential for PBT434. Notably, in November 2011 the United States Patent and Trademark Office issued a Notice of Allowance for pharmaceutical compositions containing PBT434.

>	During September 2011, the World Congress on Huntington’s Disease (HD) was held in Melbourne providing Prana a unique opportunity to liaise and consult with world leaders in Huntington’s Disease research and clinical development. Patient groups such as the Australian Huntington’s Disease Association and the Huntington’s Disease Society of America welcomed plans for the forthcoming Phase IIa trial with Prana’s PBT2. The trial design entails a double blinded study with 100 patients with early to mid-stage HD being administered either 100mg or 250mg dose of PBT2 or placebo for six months. Previously, treatment with PBT2 has resulted in significant improvement in cognitive executive function in three months of administration in mild Alzheimer’s disease (AD) patients. At this time, there is no marketed treatment for the cognitive impairment suffered by HD patients.

>	Prana’s research and discovery team have continued to publish in peer reviewed journals further findings on the underlying mechanisms of action of PBT2 that may contribute to its ability to improve cognitive function. In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain, contributes to PBT2 degrading the protein beta-amyloid to reduce toxicity and also promotes the phosphorylation of cellular protein kinase, GSK3, an important target in the brain AD research. In addition, one of Prana’s research scientists, Dr Paul Adlard received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, “The role of metals in healthy brain ageing: identification of novel compounds to prevent age-related cognitive decline”. The grant will provide an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with ageing and AD. Also in October, Prana scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2’s copper binding and transport activity can inhibit brain excitotoxicity, being the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors). Excitotoxicty is a common feature in the brains of patients affected by neurodegenerative disorders such as AD and HD.

>	In November 2011, Prana announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital Melbourne, to commence its 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild AD. The study is being supported by the New York based Alzheimer’s Drug Discovery Foundation. The forty patients will be randomized to receive either 250mg of PBT2 or placebo daily. The study will assess the effect of PBT2 on brain beta-amyloid deposits and brain activity using Positron Emission Tomography (PET) imaging techniques. The study will also measure cognitive endpoints as assessed by the Neuropsychological Test Battery (NTB). In December patient screening commenced for the imaging trial and was given the study name “IMAGINE’.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 3 of 11

>	In January 2012 we announced that we had received notification from the United States Food and Drug Administration (FDA) that our Investigational New Drug Application (IND) was approved and that the company could start recruitment for the Phase IIa clinical trial in early to mid-stage Huntington disease (HD) patients. The trial, denoted as the ‘Reach2HD’ will assess cognitive, motor, behavioral and functional changes in HD patients treated with 250mg, 100mg PBT2 compared to placebo over six months. Reach 2HD will be conducted in up to 20 sites across the United States and Australia. This study is the first clinical trial with PBT2 in this patient population which, similar to Alzheimer’s patients suffer the crippling effects of neurodegeneration.

>	Also in January, the company announced the appointment of Professor Rudy Tanzi as Chief Scientific Advisor to Prana. Professor Tanzi’s has extensive depth of research experience in both Alzheimer’s and Huntington disease research. He has been awarded many awards including the three highest awards for Alzheimer’s disease: The Metropolitan Life Award, The Potamkin Prize and The Reagan Award. Based in Boston, Professor Tanzi is the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard University and Director of the Genetics and Aging Research Unit at Massachusetts General Hospital (MGH). He worked with colleagues at MGH to first map and then clone the HD gene.

>	In March 2012 the Company announced that the first patient had been enrolled and dosed in its Phase II trial in patients with prodromal or mild Alzheimer’s disease (AD) treated with 250mg of PBT2 or placebo. The ‘IMAGINE’ trial is being conducted in 40 patients for twelve months in sites in and around Melbourne. The trial will be the first to measure any changes in brain amyloid protein burden by Positron Emission Tomography (PET nuclear medicine). The effect of PBT2 is also being measured on cognition, functional performance and brain metabolic activity. This trial marks an extension of treatment duration from the previously successful 12 week study with PBT2 in patients with mild AD to 12 months treatment.

>	In April 2012 the first patient was enrolled onto the Reach2HD study, successfully marking the transition from an intensive planning phase into the recruitment phase for the trial. The trial has received widespread support from patient groups and in June Reach2HD was featured at the Huntington Disease Society of America’s National Convention in Las Vegas. Professor Ira Shoulson, Professor of Neurology, Pharmacology and Human Science and Director, Program for Regulatory Science & Medicine at Georgetown University, Washington D.C. presented the study.

>	The Michael J. Fox Foundation (MJFF) grant to support the pre-clinical characterization of our lead Parkinson’s Disease (PD) compound, PBT434 has been progressing steadily and successfully to date. The program entitled, ‘PBT434, a novel neuroprotective drug for Parkinson’s disease; completion of pre-clinical studies to enable human clinical trials’ is part of MJFF’s 2011 Pipeline Program to support its Therapeutic Development Initiative. The grant supports a spectrum of assays and testing to help characterize the safety and suitability of PBT434 for human trials.

>	Prana’s research and discovery team have continued to publish in peer reviewed journals further findings on the underlying role of metals in AD and HD. In parallel, other research teams have also been active in their recognition of the role of biological metals in neurodegeneration. For example, in February 2012 critical papers were published in the Proceedings of the National Academy of Sciences (PNAS), Journal of Alzheimer’s Disease and Nature Medicine. Of particular note was the publication by Professor Tanzi of the paper entitled, ‘The Zinc Dyshomeostasis Hypothesis of Alzheimer’s Disease’ published in PLoS ONE in March 2012. More recently, the co-Principle Investigator of the Reach2HD Phase IIa trial, Professor Diana Rosas, based at the MGH in Boston published a paper entitled, ‘Alterations in Brain Transition Metals in HD’. Through brain imaging techniques this paper demonstrated how changes in metal levels in selected regions of the brain could be mapped and correlated with disease progression in those patients.

This document contains some statements which are by their very nature forward looking or predictive. Such forward looking statements are by necessity at least partly based on assumptions about the results of future operations which are planned by the Company and other factors affecting the industry in which the Company conducts its business and markets generally. Such forward looking statements are not facts but rather represent only expectations, estimates and/or forecasts about the future and thereby need to be read bearing in mind the risks and uncertainties concerning future events generally. There are no guarantees about subjects dealt with in forward looking statements. Indeed, actual outcomes may differ substantially from that predicted due to a range of variable factors.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer
Melbourne
Dated: 31 August 2012

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 4 of 11

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2012

		Consolidated Entity
	Note	30 June 2012	30 June 2011
		$	$

Revenue from ordinary activities		186,664	156,135
Gross profit		186,664	156,135

Other income	4	2,340,851	6,785

Intellectual property expenses		(261,706)	(399,237)
Auditor and accounting expenses		(153,597)	(157,436)
Research and development expenses	5	(4,228,719)	(2,758,381)
Corporate Personnel expenses		(1,858,562)	(1,965,408)
Depreciation expenses		(19,621)	(31,577)
Other expenses		(1,107,283)	(857,281)
Travel expenses		(91,624)	(159,971)
Public relations and marketing expenses		(124,970)	(110,646)
Foreign exchange gain (loss)		43,884	(145,377)
Gain (loss) on fair valuation of financial liabilities		33,139	(8,791)

Loss before income tax expense		(5,241,544)	(6,431,185)

Income Tax Expense		-	-

Loss for the period		(5,241,544)	(6,431,185)

Other comprehensive income		-	-

Total comprehensive loss for the year		(5,241,544)	(6,431,185)

		Cents	Cents

Loss per share attributable to the ordinary equity holders of the Company:
Basic loss per share	9	(1.82)	(2.60)
Diluted loss per share	9	(1.82)	(2.60)

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 5 of 11

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2012

		Consolidated Entity
	Note	30 June 2012	30 June 2011
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		5,636,469	8,838,245
Trade and other receivables		1,550,836	3,373
Other current assets		68,675	90,588

TOTAL CURRENT ASSETS		7,255,980	8,932,206

NON-CURRENT ASSETS
Plant and equipment		48,051	40,909
Other non-current assets		37,837	37,837

TOTAL NON-CURRENT ASSETS		85,888	78,746

TOTAL ASSETS		7,341,868	9,010,952

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		977,256	1,399,584
Other financial liabilities		322,676	355,815
Provisions		362,795	319,965
Unearned income		50,831	-

TOTAL CURRENT LIABILITIES		1,713,558	2,075,364

NON-CURRENT LIABILITIES
Provisions		6,938	4,386

TOTAL NON-CURRENT LIABILITIES		6,938	4,386

TOTAL LIABILITIES		1,720,496	2,079,750

NET ASSETS		5,621,372	6,931,202

EQUITY
Issued capital	7	86,134,077	82,340,819
Reserves	8	9,633,451	9,494,995
Accumulated losses		(90,146,156)	(84,904,612)

TOTAL EQUITY		5,621,372	6,931,202

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 6 of 11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2012

	Consolidated Entity
	Issued Capital	Reserves	Accumulated Losses	Total
	$	$	$	$

Balance at 30 June 2010	75,120,164	8,582,579	(78,473,427)	5,229,316
Transactions with owners in their capacity as owners:
Shares issued gross of costs	7,594,032	-	-	7,594,032
Options exercised	189,648	(189,648)	-	-
Options issued	-	1,063,032	-	1,063,032
Options forfeited	-	(2,266)	-	(2,266)
Transaction costs	(563,025)	-	-	(563,025)
Share options - value of employee services	-	41,298	-	41,298
	7,220,655	912,416	-	8,133,071
Loss for the year	-	-	(6,431,185)	(6,431,185)
Total comprehensive income for the year	-	-	(6,431,185)	(6,431,185)
Balance at 30 June 2011	82,340,819	9,494,995	(84,904,612)	6,931,202
Transactions with owners in their capacity as owners:
Shares issued gross of costs	3,894,194	-	-	3,894,194
Options exercised	120,536	(120,536)	-	-
Options issued	-	286,866	-	286,866
Options lapsed	-	(75,022)	-	(75,022)
Transaction costs	(221,472)	-	-	(221,472)
Share options - value of employee services	-	47,148	-	47,148
	3,793,258	138,456	-	3,931,714
Loss for the year	-	-	(5,241,544)	(5,241,544)
Total comprehensive income for the year	-	-	(5,241,544)	(5,241,544)
Balance at 30 June 2012	86,134,077	9,633,451	(90,146,156)	5,621,372

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 7 of 11

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2012

		Consolidated Entity
	Note	30 June 2012	30 June 2011
		$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(7,872,698)	(4,714,771)
Interest received		186,794	156,366
Grants received		144,345	-
R&D tax refund		691,301	-
Other		5,664	(10)

NET OPERATING CASH FLOWS	11	(6,844,594)	(4,558,415)

CASH FLOWS RELATED TO INVESTING ACTIVITIES

Payments for purchases of plant and equipment		(26,000)	(13,691)
Payment for rental security deposits		-	(2,673)

NET INVESTING CASH FLOWS		(26,000)	(16,364)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		3,843,495	8,551,283
Transaction costs relating to equity issuances		(221,472)	(563,025)
Proceeds from borrowings		-	347,000

NET FINANCING CASH FLOWS		3,622,023	8,335,258

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,248,571)	3,760,479

Cash and cash equivalents at the beginning of the year		8,838,245	5,227,298
Effects of exchange rate changes on cash and
cash equivalents		46,795	(149,532)

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		5,636,469	8,838,245

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 8 of 11

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Basis of Preparation

These general purpose financial statements for the year ended 30 June 2012 have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The company's preliminary financial statements comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Australian equivalents to International Financial Reporting Standards ("A-IFRS").

The company's preliminary financial report does not include all the notes of the type normally included in an annual financial report. The preliminary financial report has been prepared in accordance with the recognition and measurement requirements, but not all disclosure requirements, of Australian Accounting Standards and Interpretations and the Corporations Act 2001. Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards.

Accounting Policies

Significant accounting policies adopted in preparation of the preliminary financial report are consistent with those adopted by the Company in preparation of the 30 June 2011 financial report and the 31 December 2011 half year financial report. Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

The preliminary financial report is presented in Australian dollars.

R&D Tax Incentives

The group research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 30 June 2012 the group has recorded an item in other income of $1.55 million to recognise this amount which relates to this period.

Going Concern

For the year ended 30 June 2012, the Company incurred an operating loss of $5.2m (2011: Loss: $6.4m) and an operating cash outflow of $6.8m (2011: $4.6m). As at year end the net assets of the Company stood at $5.6m (2011: $6.9m) and the cash position has decreased to $5.6m from $8.8m at 30 June 2011.

Commencing October 2011 the Company entered into research and development agreements that support and service the Phase II clinical trials in Huntington disease and Alzheimer’s disease that are currently enrolling patients. The agreements involve contractual obligations of approximately $7.5 million expenditure for the Huntington’s disease trial and $0.7 million for the Alzheimer’s disease trial, which is otherwise supported by a grant from the Alzheimer’s Drug Discovery Foundation. Of these amounts, approximately $1 million has been incurred in the period to June 2012. The agreements can be terminated at any time with 30 days’ notice and without penalty. The successful completion of these trials is dependent on the Company raising the necessary additional funding.

In relation to obtaining additional funding, on July 14, 2011, the Company filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 American Depository Receipts (ADRs) through an "at-the-market" (ATM) facility and appointed McNicoll, Lewis & Vlak LLC (MLV) as sales agent. At the Company’s discretion and instruction, MLV will use commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers' transactions on the NASDAQ Capital Market. For the year ended 30 June 2012, the Company sold 2,204,217 of its ADR’s for aggregate gross proceeds of approximately A$3.79million and in the month of August 2012 the Company sold an additional 456,979 of ADR’s for aggregate gross proceeds of approximately A$0.78 million (US$0.82 million). The Directors expect to raise additional funds through ADR's in the year ahead.

In addition to the above the Company will also continue to seek alternative funding sources.

In the event the Company cannot raise the required funding, the Company has the ability to further reduce expenses around its current commitments. The Company retains the ability to curtail other planned, but not committed expenditure, in order to ensure the Company continues to have adequate funds to pay all liabilities as and when they fall due.

The Directors remain confident that they will be successful in raising the additional funding required to complete planned research and development activities and accordingly have prepared the financial statements on a going concern basis.

Note 2. Dividends

The company resolved not to declare any dividends in the period ended 30 June 2012.

Note 3. Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 9 of 11

Note 4. Other Income

	Consolidated Entity
	30 June 2012	30 June 2011
	$	$

R&D Tax Concession	2,241,673	-
Michael J Fox Foundation Grant	93,514	-
Donations	5,664	6,785
Total Other Income	2,340,851	6,785

Note 5. Research and Development

		Consolidated Entity
	Note	30 June 2012	30 June 2011
		$	$
Research and development expenses

Personnel expenses related to research and development		712,345	428,890
Research and development expenses	(a)	3,516,374	2,329,491

Total Research and development expenses		4,228,719	2,758,381

(a) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

Note 6. Contingent Liabilities

There has been no change in contingent liabilities and assets since the last annual reporting date.

There are no contingent assets or liabilities at the date of this report. The consolidated entity is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the company.

Note 7. Contributed Equity

			30 June 2012		30 June 2011
	Note	No.	$	No.	$

Fully Paid Ordinary Shares	(a)	297,980,818	83,432,433	275,286,783	79,639,175
Options over Fully Paid Ordinary Shares	(b)	-	2,701,644	-	2,701,644

Total Issued and Unissued Capital			86,134,077		82,340,819

(a) Fully paid ordinary shares

At the beginning of the year		275,286,783	79,639,175	234,045,871	72,418,520
Shares issued		22,352,170	3,894,194	40,424,329	7,594,032
Shares issued on exercise of options		341,865	120,536	816,583	189,648
Transaction costs relating to share issues		-	(221,472)	-	(563,025)

At the end of the year		297,980,818	83,432,433	275,286,783	79,639,175

(b) Options over fully paid ordinary shares

At the beginning of the year		-	2,701,644	-	2,701,644

At the end of the year		-	2,701,644	-	2,701,644

Note 8. Reserves - Share Based Payments

		30 June 2012		30 June 2011
	No.	$	No.	$

Options over Fully Paid Ordinary Shares*	28,360,328	7,664,454	26,043,956	7,525,998
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Options over Warrants	612,397	453,563	612,397	453,563

Total Share Based Payments	29,352,725	9,633,451	27,036,353	9,494,995

During the year ended 30 June 2012, the following movements in options to purchase fully paid ordinary shares occurred:

Options

* Grant of options to purchase 1,858,674 ordinary shares by employees

* Grant of options to purchase 2,300,000 ordinary shares by consultants

* Exercise of options to purchase 91,865 ordinary shares by employees

* Exercise of options to purchase 250,000 ordinary shares by consultants

* 850,437 options lapsed on 21 May 2012, held by employees

* 650,000 options lapsed on 21 May 2012, held by consultants

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 10 of 11

Note 9. Loss per Share

	30 June 2012	30 June 2011
Basic loss per share (cents)	(1.82)	(2.60)
Diluted loss per share (cents)	(1.82)	(2.60)

	$	$

a) Net loss used in the calculation of basic and diluted loss per share	(5,241,544)	(6,431,185)

	No.	No.

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	287,765,812	247,578,570

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Note 10. Net Tangible Assets

	30 June 2012	30 June 2011
Net Tangible Assets	$5,621,372	$6,931,202
No. of Shares	297,980,818	275,286,783

Net Tangible Assets (cents)	1.89	2.52

Note 11. Cash Flow Reconciliation

	30 June 2012	30 June 2011
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax Expense for the Year	(5,241,544)	(6,431,185)

Add back depreciation expense	19,621	31,577
Add back (gain)/loss on fair value of financial liabilities	(33,139)	8,791
Add back share based payments expense	310,835	144,569
Increase/(Decrease) in provisions	45,382	(3,333)
(Increase)/Decrease in accounts receivable	(1,547,463)	(2,548)
(Increase)/Decrease in other current assets	21,913	1,389,015
Increase/(Decrease) in accounts payable	(424,235)	155,167
Increase/(Decrease) in other current liabilities	50,831	-
Add back foreign exchange	(46,795)	149,532
Net cash flow used in operating activities	(6,844,594)	(4,558,415)

Note 12. Events Subsequent to Reporting Date

In the month of August 2012 the Company sold 456,979 of its ADRs for aggregate gross proceeds of approximately A$0.78 million (US$0.82 million) through its "at-the-market" facility.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Note 13. Audit

These accounts are currently in the process of being audited. An Annual Report containing the audit report shall be provided in due course.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 11 of 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

August 31, 2012